

Issuer Free Writing Prospectus dated January 29, 2026
File Pursuant to Rule 433
Registration No. 333-271262

VIV

A Luxury Mixed-Use Community in Downtown St. Petersburg

Now open and welcoming residents in one of Florida's most dynamic markets.



Important Information and Qualifications

Belpointe PREP, LLC ("Belpointe OZ," "we," "us" or "our") has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. An investment in our Class A units is subject to market risk, which means the value of our Class A units may go down as well as up in response to a number of factors beyond our control, including our future prospects, the outlook for the sectors and geographic markets in which we invest and operate, the stock market in general and broader economic conditions. Past performance does not guarantee future results, which may vary.

Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses, and any tax consequences that may result from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus containing this and other important information, visit www.sec.gov or investors.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing IR@belpointeoz.com. Read the prospectus in its entirety before making an investment decision.

This report is current as of January 2026, is solely for educational and informational purposes and does not constitute legal, tax or investment advice, nor should it form a primary basis for your investment decisions. The tax law is subject to change in the future or retroactively and you should carefully consider your own circumstances and consult with your own legal, tax and investment advisors when assessing any potential investment course of action.

The bridge strategy discussed in this report may result in adverse tax consequences, including wash sales. Under current wash sale rules, a loss from the sale of securities is disallowed if a taxpayer acquires, or enters into a contract or option to acquire, "substantially identical" securities within 30 days before or after such sale. You are strongly urged to discuss the tax implications of any tax strategy or transaction, including any potential wash sales, with your own legal, tax and investment advisors.

Any statements in this report concerning federal, state or local tax matters are not intended to be and cannot be used for purposes of avoiding penalties imposed on the relevant taxpayer.

This report may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this report is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect the current views of Belpointe PREP with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ's control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.

VIV: Project Overview

VIV is a premier luxury mixed-use development situated at 1000 First Avenue North in downtown St. Petersburg, Florida. This project features two high-rise residential towers seamlessly integrated with street-level retail, all designed to luxury standards.

Residential Living

Comprises 269 luxury residential units with a diversified mix of studio, one-bedroom, two-bedroom, and three-bedroom apartments to cater to various lifestyles.[1]

Integrated Retail

Features approximately 15,500 square feet of thoughtfully curated ground-floor retail space, enhancing urban convenience.

Amenities

Sky Lounge with panoramic views of St. Petersburg

Fitness Center

Swimming Pool and Courtyard

Shared Workspaces and Game Room

Prime Location

Strategically located in downtown St. Petersburg.

1 mile to St. Pete Pier and waterfront.

0.5 miles from the $6.8B proposed Historic Gas Plant District redevelopment.[2]

Surrounded by restaurants, public parking, museums, and cultural sites.

1. For additional details, floor plans, and visuals, visit: liveatviv.com.
2. City of St. Petersburg, Historic Gas Plant District Redevelopment, available at: www.stpete.org/residents/current_projects/historic_gas_plant.php (last accessed January 21, 2026).

Operating & Leasing Status

VIV has transitioned from a successful construction phase to an active and thriving leasing and occupancy period, and has begun establishing its presence as a premier mixed-use asset in downtown St. Petersburg.

01

Leasing Commenced

Official leasing for residential units began in October of 2025, generating immediate interest from prospective residents.

02

First Residents Arrived

Initial residents began moving into VIV in November of 2025, marking a significant milestone in the community's development.

03

Strong Leasing Momentum

As of January of 2026, residential leasing has exceeded 25%,[3] which we believe demonstrates robust demand and market acceptance.

3. Based on internal estimates prepared and maintained by Belpointe OZ.

Mixed-Use Integration

VIV's modern mixed-use design seamlessly integrates street-level retail, fostering daily activity and enhancing connectivity within downtown St. Petersburg.

Neighborhood Integration

Enhances VIV's connection with the vibrant surrounding neighborhood, creating a cohesive urban environment.

Walkability & Density

Supports a pedestrian-friendly lifestyle and contributes to the dynamic urban density of St. Petersburg.

Strategic Retail

Thoughtfully curated retail options complement residential living, and designed to ensure long-term asset relevance and appeal.

Market Demand Fundamentals

Downtown St. Petersburg benefits from durable demand drivers that we believe will support long-term residential occupancy:

1. **Population growth across the Tampa Bay region:**

   Sustained influx of new residents fuels housing demand, ensuring a steady pool of potential tenants for luxury developments like VIV.

2. **Continued in-migration to Florida's Gulf Coast:**

   Florida remains a top destination for relocation, drawing individuals and families seeking economic opportunity and a high quality of life.

3. **Preference for walkable, centrally located urban housing:**

   Growing desire for vibrant, connected lifestyles where amenities, work, and entertainment are easily accessible by foot.

These strong fundamentals underpin VIV's leasing activity, which we believe will ensure resilience and demand beyond short-term market cycles.

Downtown St. Petersburg Location

VIV is strategically situated in the vibrant urban core of downtown St. Petersburg, offering residents convenient proximity to some of the city's most desirable destinations and a lifestyle of ultimate ease.

Waterfront Access

Residents enjoy direct and immediate access to the scenic Tampa Bay waterfront, including the iconic St. Pete Pier, marina, and various recreational opportunities.

Employment Hub

VIV is moments away from major downtown office corridors and employment centers, making it an ideal residence for professionals seeking a minimal commute.

Cultural & Lifestyle Amenities

Immerse yourself in St. Petersburg's rich cultural scene with easy access to museums, diverse dining options, vibrant public spaces, and entertainment venues.

This prime location has to potential to support long-term sustained residential demand driven by exceptional access, convenience, and ongoing public and private investment in the downtown area.

Major Area Employers & Economic Drivers

Power Design®

A design-build contractor specializing in electrical, mechanical, plumbing, and technology systems headquartered in St. Petersburg.

Tampa Bay Times®

A Pulitzer Prize winning newspaper published in St. Petersburg by the Times Publishing Company.

Dayforce US, Inc.®

Human resources software provider with a significant presence in St. Petersburg.

Duke Energy®

Energy provider with a strong presence in the area.

Franklin Templeton Investments®

Investment management company with a significant presence in St. Petersburg.

Jabil®

Electronics manufacturing services provider with a large presence in St. Petersburg.

Johns Hopkins Medicine All Children's Hospital®

Renowned children's hospital located in St. Petersburg.

Raymond James®

Financial services company with a major presence in St. Petersburg.

St. Petersburg College®

An accredited public college offering associate and baccalaureate degrees with campuses across Pinellas County, including four in St. Petersburg

St. Petersburg: A Premier Destination



St. Pete Pier

A 26-acre world-class waterfront destination offering dining, entertainment, parks, and cultural attractions.



The Pier Marketplace

A vibrant mix of local vendors, offering unique experiences and diverse culinary delights.



The Pier Plaza and Spa Beach

Expansive outdoor spaces perfect for relaxation, picnics, and enjoying the stunning waterfront views.



Tampa Bay Watch Discovery Center

A dedicated space for marine conservation education and exploration, showcasing the rich biodiversity of Tampa Bay.



Waterfront Dining

Indulge in a range of culinary experiences with breathtaking views of Tampa Bay and the downtown skyline.

Transformational Development Nearby

VIV is strategically located approximately half a mile from the proposed Historic Gas Plant District redevelopment, a monumental $6.8 billion mixed-use revitalization project that intends to reshape downtown St. Petersburg.[2]

This transformative project is expected to introduce:

Residential Density

Significant new residential units are anticipated to dramatically increase the population density, creating a more vibrant and active urban core.

Office & Employment Growth

New office spaces and commercial developments are projected foster substantial job creation, drawing more professionals to the downtown area.

Retail, Hospitality, Civic, & Cultural Uses

A diverse array of new retail, dining, hotel, civic, and cultural venues should elevate the downtown experience for both residents and visitors.

Expanded Public Spaces & Infrastructure

Extensive investment in public parks, green spaces, and upgraded infrastructure will enhance walkability and overall quality of life.

The sheer scale and scope of this proposed investment is expected to profoundly enhance the long-term positioning and value proposition of nearby downtown residential assets like VIV.



Why We Think VIV Is A Smart Investment

Thriving Market

Located in a market with a growing economy and strong corporate presence.

Strategic Location

Near major planned redevelopment projects, enhancing future value.

High Demand

Growing need for multifamily housing in a dynamic city.


ASTER

Belpointe OZ Overview

Publicly Traded QOF

Belpointe OZ is a publicly traded Qualified Opportunity Fund (NYSE American: “OZ”), focusing on multifamily and mixed-use real estate developments within Opportunity Zones.

Operating Asset Exposure

Belpointe OZ’s portfolio includes substantially complete assets in lease-up, such as Aster & Links in Sarasota, FL, and VIV in St. Petersburg, FL.

Growth Market Focus

Belpointe OZ targets U.S. markets with favorable demographic and supply-demand dynamics for strategic investment.

Investing with Belpointe OZ

1 Expertise

Belpointe OZ's management team has extensive in-house real estate management, construction and development expertise.[3]

2 Scale

Belpointe OZ has over $1B, in its development pipeline.[4]

3 Focus

Belpointe OZ's management team specializes in multifamily and mixed-use projects, with a particular emphasis on high growth markets like Sarasota.

4 Track Record

Belpointe OZ's sponsor and its affiliates have facilitated or originated 13 real estate assets in three prior real estate programs.[5]

5 Prime Opportunity

Consider investing in a qualified opportunity fund (QOF) that is currently leasing 2 major assets that are expected to be stabilized by the end of 2026 to the beginning of 2027.[4]

6 Market Leadership Potential

Capitalize on St. Petersburg continued growth prospects and VIVs' potential as a premier asset in the St. Petersburg market.

3. Belpointe OZ is externally managed by, Belpointe PREP Manager, LLC, an affiliate of Belpointe, LLC, our sponsor.
4. Based on internal estimates prepared and maintained by Belpointe OZ.
5. As reported in the Prior Performance Tables included in Appendix A to Belpointe OZ's Registration Statements on Form S-11 (File No. 333-271262).

Take the Next Step

1

Contact us

Click here to reach out to our investment team for detailed information and prospectus.

2

Join Our Vision

Become part of St. Peterburg's growth story with Belpointe OZ and VIV.

Investor Relations Contact

Email:

IR@belpointeoz.com

Phone:

(203) 883-1944

Websites:

belpointeoz.com LiveatVIV.com

Headquarters:

255 Glenville Road, Greenwich, CT 06831